SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayers’ ID (CNPJ): 00.108.786/0001 -65
Corporate Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING
HELD ON APRIL 31, 2009

DATE, TIME AND VENUE: On April 30, 2009, at 11:00 a.m., at the Company’s headquarters located at Rua Verbo Divino nº 1356 – 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

ATTENDANCE: Shareholders holding more than ninety-nine percent (99%) of the voting stock, as per the signatures in the “Shareholders’ Attendance Book”, as well as the representative of Ernst & Young, Mr. Alfredo Blanc, and the Company’s Fiscal Council, Mr. Charles Barnsley Holland.

PRESIDING: JOÃO ADALBERTO ELEK JUNIOR – Chairman, and JOANA GRAEFF MARTINS – Secretary.

CALL NOTICE: The call notice was published in the newspaper Valor Econômico and in the Official Gazette of the State of São Paulo on April 14, 15 and 16, 2009.

AGENDA: AT THE ANNUAL GENERAL MEETING: 1) To acknowledge the management accounts, examine, discuss and vote the financial statements for the fiscal year ended December 31, 2008, with no dividends to distribute; 2) To elect the members of the Board of Directors and establish their compensation; AT THE EXTRAORDINARY GENERAL MEETING: 3) To amend the wording of article five, caput, of the Company’s Bylaws, in order to reflect the capital increase from R$ 5,553,269,186.21 to R$ 5,612,242,940.97, through the issue of 1,408,161 common shares and 2,816,320 preferred shares, approved by the Company’s Board of Directors Meeting of February 10, 2009; 4) To resolve on the merger of its subsidiaries 614 TELECOMUNICAÇÕES LTDA., 614 INTERIOR LINHA S.A. and TVC OESTE PAULISTA LTDA.; and 5) To consolidate the Company’s Bylaws .

RESOLUTIONS: The resolutions were approved by a unanimous vote of those shareholders present, with the abstention of those legally impeded from voting. These minutes were then drawn up in summary format, pursuant to paragraph 1 of Article 130 of Law 6404/76, and their publication was authorized with the omission of the shareholders’ signatures, pursuant to paragraph 2 of Article 130 of Law 6404/76.

AT THE ANNUAL GENERAL MEETING:

1. The shareholders approved, by unanimous vote, without qualifications, the Annual Management Report and its accounts included in the Balance Sheet and Financial Statements, published in the newspaper Valor Econômico and in the Official Gazette of the State of São Paulo on February 11, 2009, containing shareholders’ equity, annual net income, the origins and applications of funds and interests in Subsidiary Companies, as well as the Management, Fiscal Council and External Auditors’ Reports, all related to the fiscal year ended December 31, 2008, without the determination of dividend payments.

2. The shareholders acknowledged the end of the term of office of Roberto Irineu Marinho, Gustavo Horta Ramos, Marcos da Cunha Carneiro, Guilherme Luiz Zattar and Eraldo Soares Peçanha, thereby formalizing their withdrawal from the Company’s Board of Directors. Immediately thereafter, without recourse to the multiple vote procedure, pursuant to CVM Instruction 165/91, amended by Instruction 282/98, the following Board of Directors’ members were elected or reelected, with a term of office until the investiture of their successors to be elected by the 2010 Annual General Meeting:

i) Indicated by the Shareholder DISTEL HOLDING S.A., elected Messrs. JORGE LUIZ DE BARROS NÓBREGA, Brazilian citizen, married, business administrator, holder of Identity Card (RG) 029.741.88 -1 - IFP-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 371.632.567 -87, domiciled at Avenida Afrânio de Melo Franco, 135, 1º andar, Leblon, in the city and state of Rio de Janeiro, State of Rio de Janeiro; – sitting member and his deputy AUGUSTO CESAR ROXO DE URZEDO ROCHA FILHO, Brazilian citizen, married, civil engineer, holder of Identity Card (RG) 89-1-00053-5 – CREA-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 810.813.757 -87, domiciled at Avenida Afrânio de Melo Franco nº 135, Leblon, CEP 22430-060, in the city and state of Rio de Janeiro.

ii) Indicated by the Shareholder GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A., reelected Messrs. JUAREZ DE QUEIROZ CAMPOS JÚNIOR, Brazilian citizen, married, business administrator, holder of Identity Card (RG) 10.826.391 - SSP-SP and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 039.245.898 -52, domiciled at Avenida das Américas, 700, bloco 2 A, 1º andar, Barra da Tijuca, in the city and state of Rio de Janeiro – sitting member and his deputy – GUILHERME DE SAMPAIO FERRAZ FILHO, Brazilian, married, economist, Identity Card (RG) no. 075912659 – IFP-RJ and Individual Taxpayer’s ID (CPF) 185.918.251 -87, resident and domiciled in the city and state of Rio de Janeiro, at Avenida das Américas n°700, bloco 2A, 1°andar, Barra da Tijuca, STEFAN ALEXANDER, Brazilian citizen, married, economist, holder of Identity Card (RG) 07.251.698 -2 - IFP-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 942.089.997 -72, domiciled at Avenida Afrânio de Melo Franco, 135, 2º andar, Leblon, in the city and state of Rio de Janeiro – sitting member and his deputy JOSÉ FERREIRA MONTEIRO, Brazilian citizen, married, engineer, holder of Identity Card CREA-RJ 83105747-6 and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 743.251.757 -68, domiciled at Avenida Afrânio de Melo Franco, 135, Leblon, CEP 22430-060, in the city and state of Rio de Janeiro; ROSSANA FONTENELE BERTO, Brazilian citizen, married, business administrator, holder of Identity Card (RG) 07219375-8 - IFP-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 878.888.907 -68, domiciled at Avenida Afrânio de Melo Franco, 135, CEP 22430-060, Leblon, in the city and state of Rio de Janeiro - sitting member and her deputy – CINTIA DE MELO MORAES PALMEIRA, Brazilian citizen, married, journalist, holder of Identity Card 10940523-3 – DETRAN-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 931.771.787 -04, domiciled at Avenida Afrânio de Melo Franco nº 135, Leblon, CEP 22430-060, in the city and state of Rio de Janeiro; GABRIELA SALOMÃO TAVARES, Brazilian citizen, married, attorney, Identity Card 85.265 - OAB-RJ issued on 12.21.2002 and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 002.031.617 -85, domiciled at Avenida Afrânio de Melo Franco nº 135, CEP 22430-060, Leblon, in the city and state of Rio de Janeiro; – sitting member and his deputy JOSÉ CARLOS BENJÓ, a Brazilian citizen, legally separated, attorney, holder of Identity Card (RG) 64.048 - OAB-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 871.330.757 -68, domiciled at Avenida Afrânio de Melo Franco, 135, 3º andar, Leblon, in the city and state of Rio de Janeiro; RODRIGO MESQUITA MARINHO, Brazilian, married, businessman, identity Card (RG) no.10.010.957 -8 –IFP-RJ and Individual Taxpayer’s ID (CPF) no. 051.615.027 -89, resident and domiciled in the city and state of Rio de Janeiro, at Avenida Afrânio de Melo Franco n°135, CEP 22430-060, Leblon – sitting member and his alternate PAULO DAUDT MARINHO, Brazilian, married, businessman, identity Card (RG) no.10306675-9 IFP-RJ and Individual Taxpayer’s ID (CPF) sob o n°052.048.947 -05, resident and domiciled in the city and state of Rio de Janeiro, at Avenida Afrânio de Melo Franco n°135, CEP 22430-060, Leblon, SÉRGIO LOURENÇO MARQUES, Brazilian citizen, married, engineer, holder of Identity Card (RG) 625.547 -ES - SPTC/DI and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 862.651.487 -53, domiciled at Avenida Afrânio de Melo Franco, 135, 2º andar, CEP 22430-060, Leblon, in the city and state of Rio de Janeiro and his sitting member and his deputy ANTONIO CLAUDIO FERREIRA NETTO, Brazilian citizen, divorced, attorney, holder of Identity Card 85.652 - OAB-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no.943.122.497 -68, domiciled at Avenida Afrânio de Melo Franco nº 135, CEP 22430-060, Leblon, in the city and state of Rio de Janeiro.

iii) Indicated by the Shareholder EMBRATEL PARTICIPAÇÕES S.A., CARLOS HENRIQUE MOREIRA, Brazilian citizen, married, engineer, holder of Identity Card 12544-D - CREA/RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no.005.215.077 -15, domiciled at Av. Presidente Vargas, 1012, 15º andar, CEP 20071-910, in the city and state of Rio de Janeiro – sitting member and his deputy MARCELLO DA SILVA MIGUEL, a Brazilian citizen, married, telecommunication engineer, holder of Identity Card 05866027-5 – IFP and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 797011597-72, domiciled at Av. Presidente Vargas, 1012, 14º andar, CEP 20071-910, Centro, in the city and state of Rio de Janeiro; JOSÉ FORMOSO MART¥NEZ, Mexican citizen, married, engineer, holder of Foreigner’s Identity Card (RNE) V405864-B and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 059.557.727 -07, domiciled at Av. Presidente Vargas, 1012, 14º andar, CEP 20071-910, Centro in the city and state of Rio de Janeiro- sitting member, and his deputy ANTONIO OSCAR DE CARVALHO PETERSEN FILHO, Brazilian citizen, married, attorney, holder of Identity Card (RG) 155.156 OAB/SP, and inscribed in the Individual Roll of Taxpayers (CPFMF) under no.276.546.358 -18, domiciled at Av. Presidente Vargas, 1012, 15º andar, CEP 20071-910, in the city and state of Rio de Janeiro; ISAAC BERENSZTEJN, Brazilian citizen, married, engineer, Identity Card (RG) 3.174.052 IFP/RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no.332.872.367 -68, domiciled at Avenida Presidente Vargas, 1012, 15º andar, CEP 20071-910, in the city and state of Rio de Janeiro– sitting member, and his deputy MAURICIO ALVARENGA VERGANI, a Brazilian citizen, married, Bachelor of Law, holder of Identity Card (RG) 9488651 and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 041.973.348 -50, domiciled at domiciled at Rua Aldo de Azeredo, 200, 2º andar, CEP 0543-030, in the city of Barueri, State of São Paulo.

iv) In a separate election, pursuant to Article 141, Paragraph 4, subparagraph II, of Law 6404/76, without the participation of the controlling shareholders GB Empreendimentos e Participações S.A., Globo Comunicação e Participações S.A. and Distel Holding S.A., by a majority vote, the attending preferred shareholders reelected Mr. EDGARD LOBÃO DOS SANTOS, Brazilian citizen, married, engineer, holder of Identity Card 2.272.326 – IFP-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 263.013.777 - sitting member, resident and domiciled in the city and state of Rio de Janeiro, at Avenida Érico Veríssimo, n°399, apto 202, Barra da Tijuca, CEP 22621-180, with the deputy position remaining vacant. The following funds abstained from voting: MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND; MORGAN STANLEY INVESTMENT FUNDS EMERGING MARKETS EQUITY FUND; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; EQ ADVISORS TRUST/EQVAN KAMPEN EMERGING MARKETS EQUITY PORTFOLIO; JAPAN TRUSTEE SERVICES BANK,LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO.,LTD AS TRUSTEE FOR MORGAN STANLEY LATIN AMERICA EQUITY FUND (FOR QUALIFIED INSTITUTIONAL INVESTORS ONLY); JAPAN TRUSTEE SERVICES BANK, LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO., LTD AS TRUSTEE FOR MORGAN STANLEY GLOBAL EMERGING MARKETS EQUITY MOTHER FUND.

v) Indicated by the Shareholder Empresa Brasileira de Telecomunicações S.A. – Embratel, and in order to comply with Article 11 of the Company’s Bylaws, which states that at least 20% (twenty percent) of the Board of Directors must consist of independent members, as defined by the BOVESPA Level 2 Rules, whose votes are not tied to the resolutions taken in the Prior Meetings, pursuant to the Company’s Shareholders Agreement, MAURO SZWARCWALD, Brazilian citizen, married, consultant, holder of Identity Card 2.382.767 -8 – IFP-RJ and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 266.440.967 -00, domiciled at Avenida Lúcio Costa nº 3360, bloco 2, apartamento 3002, Barra da Tijuca – CEP 22630-010, in the city of Rio de Janeiro, State of Rio de Janeiro - sitting member, Mr. LUIZ TITO CERASOLI, Brazilian citizen, divorced, engineer, holder of Identity Card 38.592 -D CREA- RJ, and inscribed in the Individual Roll of Taxpayers (CPFMF) under no.297.487.047 -34, domiciled at Avenida Presidente Vargas n°1012 – 13º andar – CEP 20071-910, who added to the Board members indicated by the preferred shareholders in item iv, above, constitute the independent members making up 20% (twenty percent) of the Company’s Board of Directors.

The elected Member took office by signing the Investiture Term, and declared that they were not legally prevented from exercising the management of a business corporation. This Annual General Meeting confirmed the compensation paid to the executive managers in 2007, and fixed the compensation for 2009 at a maximum of R$ 26,000,000.00 (twenty-six million reais), including the non-statutory executive officers, the Board of Directors being responsible for payment of said amount.

3. Verified the end of the term of office of the permanent members of the Company’s Fiscal Council, and although the matter was not included in the call notice, the reelection of the current members was approved, with a term of office until the 2010 Annual General Meeting as follows:

i) Indicated by the Shareholders DISTEL HOLDING S.A., GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A and EMBRATEL PARTICIPAÇÕES S.A., CHARLES BARNSLEY HOLLAND, Brazilian citizen, married, accountant, holder of Identity Card (R.G.) 12.782.315 (SSP-SP) and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 379.343 , domiciled at Rua Miranda.258-00 Montenegro, 144, in the city of São Paulo, state of São Paulo and MARTIN ROBERTO GLOGOWSKY, Brazilian citizen, married, attorney and business administrator, holder of Identity Card (R.G.) 4.700.146 (SSP-SP) and inscribed in the Individual Roll of Taxpayers (CPFMF) under no. 861.682 ,.748-04 domiciled at Rua Barão de Santa Eulália, 170 Apt. 52, in the city of São Paulo, State of São Paulo.

ii) In a separate election, pursuant to Article 161, Paragraph 4a, of Law 6404/76, without the participation of the controlling shareholders GB Empreendimentos e Participações S.A., Globo Comunicação e Participações S.A. and Distel Holding S.A., by a majority vote of those preferred shareholders present, including Embratel Participações S.A. and Empresa Brasileira de Telecomunicações S.A. – EMBRATEL, Mr. FERNANDO CARLOS CEYLÃO FILHO, Brazilian, married, lawyer, Bar Association of Rio de Janeiro (OAB-Rio de Janeiro) no. 22.908, CPF n°182968157-53,resident and domiciled at Rua Constante Ramos n°22, apartamento 501, Rio de Janeiro, RJ, CEP 22051-010 was elected.

The General Meeting fixed the annual compensation of the members of the Fiscal Council for the fiscal year 2009 at up to R$600,000.00 (six hundred thousand reais). The General Meeting also approved the Fiscal Council’s 2009 budget in the amount of R$150,000.00 (one hundred fifty thousand reais).

AT THE EXTRAORDINARY GENERAL MEETING:

4. The shareholders approved the amendment to the caput of article 5 of the Company’s Bylaws in order to reflect the capital increase from R$5,553,269,186.21 to R$5,612,242,940.97, through the issue of 1.408.161 common shares and 2,816,320 preferred shares, approved by the Company’s Board of Directors Meeting of February 10, 2009, which will now have the following wording:

“Art. 5º - The Company’s Capital Stock is R$5,612,242,940.97 (five billion, six hundred and twelve million, two hundred and forty-two thousand, nine hundred and forty reais and ninety-seven centavos), divided into 114,459,685 (one hundred and fourteen million, four hundred and fifty-nine thousand, six hundred and eighty-five) common shares and 228,503,916 (two hundred and twenty-eight million, five hundred and three thousand, nine hundred and sixteen hundred) preferred shares, all non-par registered book-entry shares. The Capital Stock shall be increased by up to R$ 6,500,000,000.00 (six billion and five hundred million reais), regardless of statutory amendment, as provided for by Article 168 of Law 6,404/76, by resolution of the Board of Directors, which shall determine the issuance conditions, under the terms of paragraph 1 of Article 170 of Law 6,404/76.”

5. Shareholders deliberated and approved by unanimous vote the PROTOCOL OF MERGER AND JUSTIFICATION OF THE SHAREHOLDERS EQUITY of the companies 614 TELECOMUNICAÇÕES LTDA., limited liability company headquartered at Rua Verbo Divino, n°1356, 2° andar, sala 01, Chácara Santo Antônio, São Paulo/SP, inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no 02.227.524/0001 -45, registered at the São Paulo Board of Trade – JUCESP under Company Registry (NIRE) n°35.214.845.078, hereinafter called (“614 TELECOM”), of 614 INTERIOR LINHA S.A., headquartered in the city and state of São Paulo, at Rua Verbo Divino n°1356, 2° andar, sala 02, Chácara Santo Antônio, Corporate Taxpayer’s ID (CNPJ) no. 10.220.957/0001 -05, with Articles of Incorporation filed at the São Paulo Board of Trade under no. 35.300.359.194, hereinafter called (INTERIOR LINHA”) and of TVC OESTE PAULISTA LTDA., headquartered in the city of Marília, state of São Paulo, at Avenida Rio Branco, 1441, Salgado Filho, CEP 17502-000, Corporate Taxpayer’s ID (CNPJ) no. 61.500.088/0001 -03, with Articles of Incorporation filed at the São Paulo Board of Trade under no. 35.208.872.948, hereinafter called (“TVC OESTE”), executed by the managements of (“614 TELECOM”), da (“INTERIOR LINHA”), e da (“TVC OESTE”) and the Company on April 14, 2009, which is considered an integral part of these Minutes, for all purposes and effects of the Law, and a copy of which is filed at the Company’s headquarters (“PROTOCOL”), the Appraisal Reports (“APPRAISAL REPORT”) of (“614 TELECOM”), da (“INTERIOR LINHA”) e da (“TVC OESTE”) shareholders equity to be merged into the Company’s shareholders’ equity, executed by the specialized firm Globalconsulting Assessoria Contábil Ltda., duly enrolled in the São Paulo Regional Council of Accounting under no. 2SP023158/O-8 and inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 06063913/0001-33, with articles of association registered in the 3rd Registry of Deeds and Documents and Civil Registry of Legal Entities of São Paulo under no. 473,500, with headquarters and jurisdiction at Avenida Brigadeiro Luis Antônio, 2376, 16º andar, in the city and state of São Paulo, represented by its partner, Sérgio da Silva, Brazilian citizen, accountant, enrolled in the Regional Council of Accounting (CRC) under no. 1SP114111/O-8, holder of Identity Card (RG) no. 11683592-8-SP and enrolled in the Individual Roll of Taxpayers (CPF/MF) under no. 013.317.858 -71, hired for that specific purpose, and executed in accordance with the book value of the shareholders equity to be incorporated.

5.1. Once the merger of (“614 TELECOM), of (“INTERIOR LINHA”), and of (“TVC OESTE”) into the Company is effective, the Company’s capital stock will not be modified since it already owns 100% (one hundred per cent) of the shares comprising (“614 TELECOM’”), (“INTERIOR LINHA”) and (“TVC OESTE”) upon the merger, which will be cancelled in accordance with item IV of Article 224 of Law 6404/76.

5.2. As a result of the merger of (“614 TELECOM”), da (“INTERIOR LINHA”), e da (“TVC OESTE”) hereby resolved and approved, the Company succeeds (“614 TELECOM”), a (“INTERIOR LINHA”), e a (“TVC OESTE”) in relation to all assets, rights and covenants for all purposes and effects of the Law. The Company’s Management is hereby authorized to take all appropriate measures to finalize the operation approved herein.

6. As a result of the resolution in item 4 above, the Company’s consolidated Bylaws were approved and attached to the present Minutes.

CLOSURE: The meeting was adjourned for the time required to draw up the minutes in the book, which, upon reopening of the meeting, were read, found to be in compliance, approved and signed by all those present. São Paulo - SP, April 30, 2009.

João Adalberto Elek Júnior
Chairman

Joana Graeff Martins
Secretary

Alfredro Blanc	Charles Barnsley Holland.

Shareholders:

GB Empreendimentos e Participações S.A.
Represented by Bruno Cotecchia

Globo Comunicação e Participações S.A.
Represented by Bruno Cotecchia

Distel Holding S.A.
Represented by Bruno Cotecchia

Embratel Participações S.A.
Represented by Simone Paulino de Barros and Paloma Mansano Teixeira

Empresa Brasileira de Telecomunicações S.A. – Embratel
Represented by Simone Paulino de Barros and Paloma Mansano Teixeira

MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND; EQ ADVISORS TRUST/EQVAN KAMPEN EMERGING MARKETS EQUITY PORTFOLIO; JAPAN TRUSTEE SERVICES BANK,LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO.,LTD AS TRUSTEE FOR MORGAN STANLEY LATIN AMERICA EQUITY FUND (FOR QUALIFIED INSTITUTIONAL INVESTORS ONLY); JAPAN TRUSTEE SERVICES BANK, LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO., LTD AS TRUSTEE FOR MORGAN STANLEY GLOBAL EMERGING MARKETS EQUITY MOTHER FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; RETAIL EMPLOYEES SUPERANNUATION PTY LIMITED; OPPENHEIMER DEVELOPING MARKETS FUND; BARING OPPENHEIMERFUNDS PLC; NORGES BANK; VANGUARD INVESTIMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; CAPITAL INTERNATIONAL EMERGING MARKETS FUND; EMERGING MARKETS GROWTH FUND INC; CAPITAL GUARDIAN ALL COUNTRY WORLD (EX-US) EQUITY FUND FOR TAX-EXEMPT TRUST; CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS; CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND; CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND; CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUITY FUND FOR TAX-EXEMPT TRUSTS; MORGAN STANLEY INVESTMENT FUNDS EMERGING MARKETS EQUITY FUND; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; BLACK KOREA LATIN AMERICAN FUND-MASTER; THE LATIN AMERICAN DISCOVERY FUND INC; PENN SERIES EMERGING MARKETS EQUITY FUND – Managed by HSBC CORRETORA DE T¥TULOS E VALORES MOBILÁRIOS S.A represented by Camila Mesquita

THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC 400035147; PIONEER EMERGING MARKETS VCT PORTFOLIO; PIONNER EMERGING MARKETS FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; CIBC EMERGING MARKETS INDEX FUND; STATE STREET EMERGING MARKETS; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; GENERAL ELECTRIC PENSION TRUST; BRAZIL MSCI EMERGING MARKETS INDEX COMMON TRUST FUND; ACTIVE EMERGING MARKETS COMMON TRUST FUND; FIDELITY ADVISOR SERIES VIII: LATIN AMERICA FUND; EATON VANCE TAX - MANAGED EMERGING MARKETS FUND; IBM SAVINGS PLAN; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; THE MONETARY AUTHORITY OF SINGAPORE; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; TEACHER RETIREMENT SYSTEM OF TEXAS; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK FUNDS II: INTERNATIONAL EQUITY INDEX FUND; GE INVESTMENTS FUNDS, INC; GE INSTITUTIONAL FUNDS; GE FUNDS; ARTISAN EMERGING MARKETS FUND; EATON VANCE STRUCTURED EMERGING MARKETS FUND; SPDR S&P EMERGING LATIN AMERICA ETF; GE ASSET MANAGEMENT CANADA FUND - EMERGING MARKETS EQUITY SECTION; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; ELFUN DIVERSIFIED FUND; BLACKROCK GLOBAL FUNDS; THE DFA INVESTMENT TRUST COMPANY ON BEHALF OF ITS SERIES THE EMERGING MARKETS SMALL CAP SERIES; MERRILL LYNCH LATIN AMERICAN INVESTMENT TRUST PLC; MERRILL LYNCH LATIN AMERICA FUND, INC; MICROSOFT GLOBAL FINANCE; EMERGING MARKETS CORE EQUITY PORTFOLIO OF DFA INVESTMENT DIMENSIONS GROUP INC; PACIFIC LIFE FUNDS - PL EMERGING MARKETS FUND; WILMINGTON MULTI-MANAGER INTERNATIONAL FUND; EMERGING MARKETS SOCIAL CORE PORTFOLIO OF DFA INVESTMENT DIMENSIONS GROUP INC; ISHARES MSCI BRAZIL (FREE) INDEX FUND; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD.; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; BRITISH AIRWAYS PENSION TRUSTEES LIMITED - (MPF A/C); BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C; DIMENSIONAL FUNDS II, PLC; DIMENSIONAL FUNDS , PLC; EMPLOYEES RETIREMENT PLAN OF BROOKLIN UNION GAS; THE ENVIRONMENT AGENCY ACTIVE PENSION FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; GREEN LINE LATIN AMERICAN GROWTH FUND; IBM DIVERSIFIED GLOBAL EQUITY FUND; ILLINOIS STATE BOARD OF INVESTMENT; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; SAN DIEGO COUNTY EMPLOYEES RETIREMENT ASSOCIATION; THE BANK OF NEW YORK AS TRUSTEE FOR BOWATER INCORPORATED PENSION PLAN TRUST; THE BARING EMERGING MARKETS UMBRELLA FUND, SUB-FUND, THE BARING LATIN AMERICA FUND; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE CALIFORNIA ENDOWMENT; THE FUTURE FUND BOARD OF GUARDIANS; TORONTO DOMINION EMERGING MARKETS FUND; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; WILLIAM AND FLORA HEWLETT FOUNDATION; GEUT EMERGING EQUITY PASSIVE 1; COLLEGE RETIREMENT EQUITIES FUND; FIDELITY INVESTMENT TRUST LATIN AMERICA FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; BARCLAYS GLOBAL INVESTORS N.A.; FIDELITY FUNDS - LATIN AMERICA FUND; NORTHERN TRUST QUANTITATIVE FUND PLC; OFI INSTITUTIONAL EMERGIN MARKETS EQUITY FUND, LP; OFI TRUST COMPANY; PPL SERVICES CORPORATION MASTER TRUST; SPDR S&P EMERGING MARKETS SMALL CAP ETF; STATE CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE UNIVERSITY RETIREMENT SYSTEM; THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC 400035139; THE BOARD OF PENSIONS OF THE PRESBYTERIAN CHURCH; THE TEXAS EDUCATION AGENCY; TREASURER GROUP INVEST SER LTD AS RESPONSIBLE ENTITY FOR THE TRILOGY EMERGING MARKETS EQUITIES FUND; VAN KAMPEN SERIES FUND, INC., VAN KAMPEN EMERGING MARKETS FUND; ING MULTI-MANAGER INTERNATIONAL SMALL CAP PORTFOLIO; CLAY FINLAY INTERNATIONAL DELAWARE BUSINESS TRUST II; Managed by Citibank, N.A represented by Camila Mesquita

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.